Exhibit 21.1

List of Subsidiaries

The following is a list of the Company’s subsidiaries, each of which is a New York corporation or limited liability company:

1.	Gyrodyne, LLC

2.	Gyrodyne Coaxial Helicopter Company, Inc.

3.	Flowerfield Realty, Inc.

4.	Flowerfield Properties, Inc.

5.	Flowerfield Mortgage, Inc.